TransAlta to Issue $150 Million of Preferred Shares

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Calgary, AB (August 6, 2014) - TransAlta Corporation (TSX:TA)(NYSE:TAC) announced today that it has agreed to issue to a syndicate of underwriters led by RBC Capital Markets, CIBC and Scotiabank for distribution to the public 6,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series G (the "Series G Shares"). The Series G Shares will be issued at a price of $25.00 per Series G Share, for aggregate gross proceeds of $150 million. Holders of the Series G Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 5.30% annually for the initial period ending September 30, 2019. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.80%.

Holders of Series G Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Reset First Preferred Shares, Series H (the "Series H Shares"), subject to certain conditions, on September 30, 2019 and on September 30 every five years thereafter. Holders of the Series H Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.80%.

TransAlta Corporation has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 2,000,000 Series G Shares at the same offering price. The Series G Shares will be offered by way of prospectus supplement under the short form base shelf prospectus of TransAlta Corporation dated December 9, 2013. The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The net proceeds of the offering will be used for general corporate purposes in support of our business, to reduce short term indebtedness and to fund capital investments of the Corporation and its affiliates. The offering is expected to close on or about August 15, 2014. The preferred shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”). They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the US Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the US Securities Act or in transactions exempt therefrom or not subject thereto.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward-Looking Statements:

This news release contains forward-looking statements relating to the public offering of the Series G Shares, the expected closing thereof and the use of the net proceeds therefrom.  These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual plans, actions and results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, but are not limited to, pricing in the market place, difficulties in securing necessary regulatory approvals, regulatory developments and changes in general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor inquiries:	North American Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
ta_media_relations@transalta.com